                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                               Egghead.com, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  682838-10-7
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                      n/a
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

                Check the appropriate box to designate the rule
                   pursuant to which this Schedule is filed:

                [_] Rule 13d-1(b)
                [_] Rule 13d-1(c)
                [X] Rule 13d-1(d)



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                ---------------------
  CUSIP No. 682838-10-7                SCHEDULE 13G        Page 2 of 4 Pages
            -----------                                         -    -
-------------------------                                ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      S. Jerrold Kaplan
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          4,843,960
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          4,843,960
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
 9.
      4,859,406
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      8.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      IN
------------------------------------------------------------------------------

   * See footnote on page 3

-----------------------                                ---------------------
CUSIP No. 682838-10-7               SCHEDULE 13G         Page 3 of 4 Pages
          -----------                                         -    -
-----------------------                                ---------------------

Item 1.

          (a)  Name of Issuer:
               --------------
               Egghead.com, Inc.

          (b)  Address of Issuer's Principal Executive Offices:
               -----------------------------------------------
               1350 Willow Road, Menlo Park, CA 94025

Item 2.

          (a)  Name of Person Filing:
               ---------------------
               S. Jerrold Kaplan

          (b)  Address of Principal Business Office:
               ------------------------------------
               1350 Willow Road, Menlo Park, CA 94025

          (c)  Citizenship:
               -----------
               U.S.A.

          (d)  Title of Class of Securities:
               ----------------------------
               Common Stock

          (e)  CUSIP Number:
               ------------
               682838-10-7


Item 3.   Not applicable.


Item 4.   Ownership.

          (a)  Amount Beneficially Owned: 4,859,406*
               -------------------------

          (b)  Percent of Class: 8.7%
               ----------------


          * Represents 4,843,960 shares held of record by Mr. Kaplan and 15,466 shares beneficially owned by his wife, Michelle Pettigrew. Excludes 10,000 shares held of record by the Lily Layne Kaplan Irrevocable Trust, of which Mr. Kaplan's sister Amy Kaplan Eckman is trustee, and 2,500 shares held of record by the Kaplan Children's Trust, of which Mr. Kaplan's brother James Kaplan is trustee and the beneficiaries of which are the children of James Kaplan. Mr. Kaplan disclaims beneficial ownership of the shares held by the Lily Layne Kaplan Irrevocable Trust and the Kaplan Children's Trust.

-----------------------                                ---------------------
CUSIP No. 682838-10-7               SCHEDULE 13G         Page 4 of 4 Pages
          -----------                                         -    -
-----------------------                                ---------------------

          (c)  Number of shares as to which such person has:
               --------------------------------------------

               (i)   sole power to vote or direct the vote:                  4,843,960
               (ii)  shared power to vote or direct the vote:                   -0-
               (iii) sole power to dispose or to direct the disposition of:  4,843,960
               (iv)  shared power to dispose or to direct the disposition of:   -0-

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 14, 2001             By: /s/ S. Jerrold Kaplan
                                      ---------------------------
                                      S. Jerrold Kaplan